ASML exceeds € 9 billion net sales and € 2 billion net income in 2017 Continued solid growth of sales and profitability expected in 2018 2018-2019 share buyback program announced of € 2.5 billion, proposes 17% dividend increase ASML 2017 Fourth-Quarter Results Veldhoven, the Netherlands January 17, 2018 Public

Public Slide 2 January 17, 2018 Agenda • Investor key messages • Business highlights • Outlook • Product highlights • Financial statements

Public Slide 3 January 17, 2018 Investor key messages

Public Slide 4 January 17, 2018 Investor key messages • Shrink is a key industry driver supporting innovation and providing long term industry growth • Lithography enables affordable shrink and therefore delivers compelling value for our customers • EUV will enable continuation of Moore’s Law and will drive long term value for ASML beyond the next decade • DUV, Holistic Litho and EUV are highly differentiated products providing unique value drivers for our customers and ASML • ASML models a 2020 annual revenue opportunity of € 11 billion with an EPS > € 9*, with significant further growth potential into the next decade • HMI provides market leading e-beam metrology capability which expands our integrated Holistic Lithography solutions to include a new class of pattern fidelity control • We expect to continue to return excess cash to our shareholders through stable or growing dividends and regularly timed share buybacks in line with our policy * based on model details and assumptions as presented in our 2016 Investor Day (October 31, 2016)

Public Slide 5 January 17, 2018 Business highlights

Public Slide 6 January 17, 2018 2017 - highlights • Net sales grew 33% to a record € 9.05 billion at 45.0% gross margin • Net income grew 44% to a record € 2.12 billion resulting in an EPS of € 4.93 • Installed Base management sales grew more than 25% to a record € 2.68 billion • EUV lithography: demonstrated our 125 wafers per hour specification and further improved availability performance. Crossed € 1.1 billion annual revenue mark for EUV and exited the year with a backlog of 28 systems with a value of more than € 3 billion • DUV lithography: shipped 161 new systems in 2017, a 21% increase from 2016 • Holistic lithography: shipped the first ASML-HMI integrated product, ePfm5 • Closed strategic agreements, including a minority stake investment in Carl Zeiss SMT, enabling next generation EUV technology supporting customer roadmaps beyond the next decade • Capital return: returned more than € 1 billion to shareholders through dividends and share buybacks Installed Base Management equals our service and field option sales.

Public Slide 7 January 17, 2018 Q4 results summary • Net sales of € 2,561 million, net systems sales valued at € 1,955 million, Installed Base Management sales at € 606 million • Gross margin of 45.2% • Operating margin of 29.3% • Net bookings of € 2,935 million • Backlog at € 6,685 million, including 28 EUV systems Installed Base Management equals our service and field option sales. Net bookings and Systems backlog are calculated without giving effect to the impact of adopting the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842) which ASML will adopt as of January 1, 2018.

Public Slide 8 January 17, 2018 Net system sales breakdown in value End-Use Memory 53% Foundry 29%IDM 18% Q4’17 total value € 1,955 million Q3’17 total value € 1,819 million EUV 21%ArF Immersion 63% ArF Dry 2% KrF 10% I-line 1% Metrology & Inspection 3% Memory 32% Foundry 40% IDM 28% Region (ship to location) USA 12%Korea 32% Taiwan 29% China 9% Japan 4% Rest of Asia 2% EMEA 12% USA 19% Korea 34% Taiwan 23% China 8% Japan 1% EMEA 15% Technology EUV 25%ArFImmersion 56% ArF Dry 4% KrF 10% I-line 1% Metrology & Inspection 4% Sales in lithography units EUV ArF i ArFdry KrF I-Line 5 20 5 20 7 EUV ArF i ArFdry KrF I-Line 4 22 2 18 9 Lithography systems do not include metrology and inspection systems

Public Slide 9 January 17, 2018 10,000 8,000 6,000 4,000 2,000 0 N et Sa le s 2013 2014 2015 2016 2017 1,505 2,241 2,133 1,502 2,968440 837 518 955 1,117 2,143 1,278 1,659 2,215 2,289 1,157 5,245 1,500 5,856 1,977 6,287 2,123 6,795 2,679 9,053 Foundry IDM Memory Total net sales million € by End-use Installed Base Management Installed Base Management equals our service and field option sales

Public Slide 10 January 17, 2018 Bookings activity by sector Q4’17 total value € 2,935 million Q3’17 total value € 2,154 million Memory 55% Foundry 30% IDM 15% Memory 77% Foundry 9% IDM 14% Lithography systems New Used Units 68 7 Lithography systems New Used Units 65 5 Lithography systems do not include metrology and inspection systems Net bookings is calculated without giving effect to the impact of adopting the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842) which ASML will adopt as of January 1, 2018

Public Slide 11 January 17, 2018 System backlog in value Technology EUV 46% ArF Immersion 40% ArF Dry 4% KrF 8% I-line 1% Metrology & Inspection 1% Region (ship to location) USA 16% Korea 36% Taiwan 22% China 12% Japan 4% Rest of Asia 2% EMEA 8% End-Use Memory 45% Foundry 34% IDM 21% Q4’17 total value € 6,685 million Q3’17 total value € 5,693 million Memory 44% Foundry 33% IDM 23% USA 16% Korea 42% Taiwan 21% China 7% Japan 3% Rest of Asia 1% EMEA 10% EUV 45% ArF Immersion 39% ArF Dry 5% KrF 9% I-line 1% Metrology & Inspection 1% Lithography systems New Used Units 129 11 Lithography systems New Used Units 110 12 Lithography systems do not include metrology and inspection systems Systems backlog is calculated without giving effect to the impact of adopting the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842) which ASML will adopt as of January 1, 2018

Public Slide 12 January 17, 2018 • Paid € 517 million dividend and purchased € 500 million worth of shares in 2017 • Propose to 2018 Annual General Meeting of Shareholders to declare a dividend of € 1.40 per ordinary share • Announce new share buyback program for 2018-2019 of up to € 2.5 billion, of which 2.4 million shares for employee share plans and the remainder for cancellation Capital return to shareholders Capital return 10,000 8,000 6,000 4,000 2,000 0 € m illi on up to 2009 2010 2011 2012 2013 2014 2015 2016 2017 Dividend Share buyback The dividend for a year is paid in the subsequent year 2008 Dividend history 1.6 1.4 1.2 1.0 0.8 0.6 0.4 0.2 0.0 D iv id en d (€ ) 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 0.25 0.20 0.20 0.40 0.46 0.53 0.61 0.70 1.05 1.20 1.40 Capital return is cumulative share buyback + dividend proposed

Public Slide 13 January 17, 2018 Outlook

Public Slide 14 January 17, 2018 Q1 Outlook • Q1 2018 net sales around € 2.2 billion ◦ EUV revenue approximately € 150 million • Gross margin between 47 and 48% • R&D costs of about € 350 million • SG&A costs of about € 115 million • Effective annualized tax rate around 14%

Public Slide 15 January 17, 2018 Product highlights

Public Slide 16 January 17, 2018 EUV shipments ramp in support of customers' production plans Customers show commitment to insert EUV in volume manufacturing by ordering systems ASML commits to securing system performance, shipments and support required for volume manufacturing • 4 EUV systems shipped in Q4, 5 recognized in revenue • Of the 12 EUV shipments planned in 2017, we shipped 10 during the year, 1 shipment is in progress, 1 shipment planned in January 2018 • 10 orders received, EUV backlog increased to 28 • Planned shipments of 22 systems in 2018, back-end loaded, and plan at least 30 systems in 2019 For volume manufacturing of logic and memory, ASML remains committed to deliver: • Throughput of >125 wafers per hour • Availability of >90% on average • Shipments on time in sufficient volume • Ability to support a growing installed base

Public Slide 17 January 17, 2018 Financial statements

ASML
Public
Slide 18
January 17, 2018

Consolidated statements of operations M€

	2013	2014	2015	2016	2017
Net sales	5,245	5,856	6,287	6,795	9,053
Gross profit	2,177	2,596	2,896	3,044	4,077
Gross margin %	41.5	44.3	46.1	44.8	45.0
Other income [1]	64	81	83	94	96
R&D costs	(882)	(1,074)	(1,068)	(1,106)	(1,260)
SG&A costs	(312)	(321)	(346)	(375)	(417)
Income from operations	1,048	1,282	1,565	1,658	2,496
Operating income as a % of net sales	20.0	21.9	24.9	24.4	27.6
Net income	1,016	1,197	1,387	1,472	2,119
Net income as a % of net sales	19.4	20.4	22.1	21.7	23.4
Earnings per share (basic) €	2.36	2.74	3.22	3.46	4.93
Earnings per share (diluted) €	2.34	2.72	3.21	3.44	4.91
Lithography systems sold (units) [2]	157	136	169	157	198
Net booking value [3,4]	4,644	4,902	4,639	5,396	9,358

1 Customer Co-Investment Program (CCIP).
2 Lithography systems do not include metrology and inspection systems.
3 Our net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B).
4 Net bookings is calculated without giving effect to the impact of adopting the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842) which ASML will adopt as of January 1, 2018.

These numbers have been prepared in accordance with US GAAP

Public Slide 19 January 17, 2018 Consolidated statements of operations M€ Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Net sales 1,907 1,944 2,101 2,447 2,561 Gross profit 901 925 946 1,050 1,156 Gross margin % 47.2 47.6 45.0 42.9 45.2 Other income 1 23 24 24 24 24 R&D costs (287) (315) (313) (315) (317) SG&A costs (107) (99) (102) (103) (113) Income from operations 530 535 555 656 750 Operating income as a % of net sales 27.8 27.5 26.4 26.8 29.3 Net income 524 452 466 557 644 Net income as a % of net sales 27.5 23.3 22.2 22.8 25.1 Earnings per share (basic) € 1.23 1.05 1.08 1.30 1.50 Earnings per share (diluted) € 1.22 1.05 1.08 1.29 1.49 Lithography systems sold (units) 2 38 44 42 55 57 Net booking value 3,4 1,580 1,894 2,375 2,154 2,935 1 Customer Co-Investment Program (CCIP). 2 Lithography systems do not include metrology and inspection systems. 3 Our net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B). 4 Net bookings is calculated without giving effect to the impact of adopting the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842) which ASML will adopt as of January 1, 2018. These numbers have been prepared in accordance with US GAAP

Public Slide 20 January 17, 2018 Consolidated statements of Cash flows M€ 2013 2014 2015 2016 2017 Net income 1,016 1,197 1,387 1,472 2,119 Net cash provided by (used in) operating activities 1,054 1,025 2,026 1,666 1,799 Net cash provided by (used in) investing activities (368) (16) (1,160) (3,188) (1,209) Net cash provided by (used in) financing activities (113) (928) (834) 1,964 (1,209) Net increase (decrease) in cash & cash equivalents 563 89 39 448 (648) Free cash flow* 839 664 1,653 1,341 1,441 Cash and cash equivalents and short-term investments 3,011 2,754 3,409 4,057 3,288 * Free cash flow is defined as net cash provided by (used in) operating activities minus investments in Capex (Purchase of Property, plant and equipment and intangibles), see US GAAP Consolidated Financial Statements. These numbers have been prepared in accordance with US GAAP

Public Slide 21 January 17, 2018 Consolidated statements of Cash flows M€ Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Net income 524 452 466 557 644 Net cash provided by (used in) operating activities 1,193 (168) 530 400 1,037 Net cash provided by (used in) investing activities (2,498) 150 (754) (72) (533) Net cash provided by (used in) financing activities 1,293 12 (744) (154) (323) Net increase (decrease) in cash & cash equivalents (6) 4 (996) 163 181 Free cash flow* 1,097 (212) 469 302 882 Cash and cash equivalents and short-term investments 4,057 3,836 2,514 2,678 3,288 * Free cash flow is defined as net cash provided by (used in) operating activities minus investments in Capex (Purchase of Property, plant and equipment and intangibles), see US GAAP Consolidated Financial Statements. These numbers have been prepared in accordance with US GAAP

Public Slide 22 January 17, 2018 Consolidated Balance sheets M€ Assets 2013 2014 2015 2016 2017 Cash & cash equivalents and short-term investments 3,011 2,754 3,409 4,057 3,288 Net accounts receivable and finance receivables 1,175 1,304 1,208 1,264 2,096 Inventories, net 2,393 2,550 2,574 2,781 2,958 Other assets 635 835 940 1,173 1,470 Tax assets 296 232 181 47 94 Equity method investments — — — — 982 Goodwill 2,089 2,358 2,624 4,874 4,541 Other intangible assets 697 724 738 1,323 1,166 Property, plant and equipment 1,218 1,447 1,621 1,687 1,601 Total assets 11,514 12,204 13,295 17,206 18,196 Liabilities and shareholders' equity Current liabilities 2,869 2,889 3,107 3,281 3,342 Non-current liabilities 1,723 1,802 1,799 4,105 4,178 Shareholders' equity 6,922 7,513 8,389 9,820 10,676 Total liabilities and shareholders' equity 11,514 12,204 13,295 17,206 18,196 These numbers have been prepared in accordance with US GAAP

Public Slide 23 January 17, 2018 Consolidated Balance sheets M€ Assets Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Cash & cash equivalents and short-term investments 4,057 3,836 2,514 2,678 3,288 Net accounts receivable and finance receivables 1,264 1,426 1,758 2,066 2,096 Inventories, net 2,781 2,996 3,137 2,998 2,958 Other assets 1,173 1,211 1,354 1,339 1,470 Tax assets 47 171 63 99 94 Equity method investments — — 1,002 1,008 982 Goodwill 4,874 4,784 4,646 4,565 4,541 Other intangible assets 1,323 1,279 1,231 1,191 1,166 Property, plant and equipment 1,687 1,622 1,567 1,552 1,601 Total assets 17,206 17,325 17,272 17,496 18,196 Liabilities and shareholders' equity Current liabilities 3,281 2,876 3,125 2,974 3,342 Non-current liabilities 4,105 4,206 4,114 4,175 4,178 Shareholders' equity 9,820 10,243 10,033 10,347 10,676 Total liabilities and shareholders' equity 17,206 17,325 17,272 17,496 18,196 These numbers have been prepared in accordance with US GAAP

Public Slide 24 January 17, 2018 This document contains statements relating to certain projections, business trends and other matters that are forward-looking, including statements with respect to expected trends and outlook, systems backlog, expected financial results and trends, including expected sales, EUV revenue, gross margin, R&D and SG&A expenses, other income, and annualized effective tax rate for the first quarter of 2018, and expected financial results and trends for the full year 2018, including the expectation for continued solid growth in sales and profitability in 2018, annual revenue opportunity for ASML and EPS potential by 2020 with significant further growth potential into the next decade, expected industry trends and expected trends in the business environment, statements with respect to the intent of customers to insert EUV into volume manufacturing, supply chain and service capabilities, ASML’s commitment to secure system performance, shipments, and the planned shipment of advance products to domestic Chinese customers in 2018, and support for volume manufacturing, including availability, productivity, throughput, shipments and the ability to support a larger installed base, including timing of shipments (including planned EUV shipments in 2018 and 2019), shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, the expected impact of the new revenue recognition standard on revenue and net income, intention to return excess cash to shareholders, statements about our proposed dividend, dividend policy and intention to repurchase shares and statements with respect to the new share repurchase plan for 2018-2019. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, our ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, results of the new share repurchase plan and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking statements